AB 3/13

15049384

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pentalpha Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Greenwich Office Park
(No. and Street)

Greenwich	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pasqualina Traina 203-660-6139
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lipsky Goodkin & Co, PC
(Name – *if individual, state last, first, middle name*)

120 West 45th Street	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
02 REGISTRATIONS BRANCH

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/13

OATH OR AFFIRMATION

I, Pasqualina Traina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pentalpha Capital, LLC, as of ~~December 31~~, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James M Micik Jr
Notary Public
State of Connecticut
My Commission Expires October 31, 2019

Signature

Controller/FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENTALPHA CAPITAL, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTAL MATERIAL
PER SEC RULE X-17A-5
DECEMBER 31, 2014

(WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT)

LIPSKY, GOODKIN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PENTALPHA CAPITAL, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTAL MATERIAL
PER SEC RULE X-17A-5
DECEMBER 31, 2014

(WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT)

PENTALPHA CAPITAL, LLC.
DECEMBER 31, 2014

TABLE OF CONTENTS

LIPSKY, GOODKIN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

(212) 840-6444
FAX (212) 921-7186

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Operating Members of Pentalpha Capital, LLC

We have audited the accompanying financial statements of Pentalpha Capital, LLC (a New York State limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations and comprehensive loss, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Pentalpha Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Pentalpha Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under SEC Rule 15c3-1 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Pentalpha Capital, LLC's financial statements. The supplemental information is the responsibility of Pentalpha Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lipsky, Goodkin & Co., P.C.

Lipsky Goodkin & Co., P.C.
New York, NY

February 13, 2015

PENTALPHA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$ 339,818
Accounts Receivable	60,940
Receivable from broker-clearance account	302,074
Securities investments at fair value	95,920
Prepaid assets	3,719
TOTAL ASSETS	$ 802,471

LIABLITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	36,696
Total liabilities	36,696
COMMITMENTS (Note 4)	
MEMBERS' EQUITY	765,775
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 802,471

See Notes to Financial Statements

PENTALPHA CAPITAL, LLC
STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
DECEMBER 31, 2014

REVENUES	
Fee Income	$ 435,241
Reimbursed expenses	11,712
Total revenues	446,953
EXPENSES	
Employee compensation	1,445,960
Occupancy costs	28,082
Other operating expenses	163,494
Payroll taxes	54,734
Total	1,692,270
Shared compensation and other expenses reimbursed-related party	(437,502)
Total expenses	1,254,768
LOSS FROM OPERATIONS BEFORE OTHER INCOME	(807,815)
OTHER INCOME	
Interest Income	741
NET LOSS	$ (807,074)
OTHER COMPREHENSIVE INCOME	
Unrealized gain on investment	16,153
TOTAL COMPREHENSIVE LOSS	$ (790,921)

See Notes to Financial Statements

PENTALPHA CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
DECEMBER 31, 2014

	Unrealized Holding Gain	Members' Equity	Total
Balance, January 1, 2014	$ 53,767	$ 1,502,929	$ 1,556,696
Unrealized gain on markrtable securities	16,153	-	16,153
Net loss for the year	-	(807,074)	(807,074)
Balance, December 31, 2014	$69,920	$695,855	$765,775

See Notes to Financial Statements

PENTALPHA CAPITAL, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITY	
Net Loss	$ (807,074)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in:	
Accounts receivable	423,041
Receivable from broker	(180)
Prepaid assets	557
Accounts payable and accrued expenses	18,950
Net cash used by operating activities	(364,706)
CASH FLOWS FROM INVESTING ACTIVITY	-
CASH FLOWS FROM FINANCING ACTIVITY	-
NET DECREASE IN CASH	(364,706)
CASH - BEGINNING OF YEAR	704,524
CASH - END OF THE YEAR	$ 339,818

See Notes to Financial Statements

NOTE 1 - THE COMPANY

Pentalpha Capital, LLC (the "Company"), was formed in the State of New York, to act as a broker-dealer in the securities industry. It commenced operations on January 1, 1997 to, among other things, act as a conduit between buyer and seller in various financial trades, and to provide consulting and advisory services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments

The Company determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Marketable equity securities not classified as trading or held to maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value. with unrealized gains and losses reported as comprehensive income in the statement of changes in members' equity. Realized gains and loses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income. Interest and dividends on securities classified as available-for-sale are included in other income.

Income Taxes

The Company was formed as a Limited Liability Company and therefore will not pay corporation income taxes as the income is taxed directly to the members. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities and has years open for examination by taxing authorities from 2011 through 2014.

Use of Estimates

The preparation of financial statements in conformity with generally acceptable accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. They also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Fair Value

For cash and short term investments, receivables and payables, the carrying amount is a reasonable estimate of fair value.

Subsequent Events

The company has evaluated subsequent events through February 13, 2015, which is the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

PENTALPHA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 3 - Net CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum "net capital" as defined under such rule.

As of December 31, 2014, the Company's net capital was computed to be $ 679,688 exceeding its minimum requirements of $5,000 by $674,688.

NOTE 4 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in banks which at times exceeded the Federal Deposit Insurance Corporation limit of up to $250,000 per account.

NOTE 5 - 401K SAVINGS AND INVESTMENT PLAN

The Company has a contributory 401K savings and Investment Plan covering all employees who meet length of service requirements.

NOTE 6 - RELATED PARTIES

For the year ending December 31, 2014 the Company was reimbursed $437,502 for shared compensation and other expenses from commonly owned related entities.

PENTALPHA CAPITAL, LLC

SUPPLEMENTAL MATERIAL

DECEMBER 31, 2014

PENTALPHA CAPITAL, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SEC ACT OF 1934
DECEMBER 31, 2014

NET CAPITAL	
Total members' equity per focus report	$ 777,900
Audit adjustments:	
Liability adjustments	(12,125)
Total members' equity per audited financial statements	765,775
Less: Non - allowable assets	(71,638)
Net capital before haircuts on securities positions	694,137
Haircuts on securities	(14,449)
Net capital	$ 679,688
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 36,696
Total aggregate indebtedness	$ 36,696
CAPITAL REQUIREMENTS	
Minimum dollars net capital required	$ 5,000
6-2/3% of aggregate indebtedness	$ 2,447
Greater of capital requirements	$ 5,000
Excess net capital	674,688
Net capital	$ 679,688

See Notes to Financial Statements

PENTALPHA CAPITAL, LLC
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2014

The Company is exempt from rule 15c-3 as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Clearing Firm SEC No.	Name	Product Code
8-8177	Citicorp Global Markets Inc.	All

LIPSKY GOODKIN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

TEL (212) 840-6444
FAX (212) 921-7186

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

N. Y. STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Operating Management
Pentalpha Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Pentalpha Capital, LLC for the year ended December 31, 2014, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17 a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Operating Management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Operating Management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide Operating Management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with Operating Management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-15(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may became inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the use of the Operating Management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Lipskin Stolkin & Co., P.C.

February 13, 2015
New York, New York

LIPSKY, GOODKIN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

(212) 840-6444
FAX (212) 921-7186

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Operating Members of Pentalpha Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pentalpha Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pentalplha Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Pentalpha Capital, LLC stated that Pentalpha Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Pentalpha Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pentalpha Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lipsky, Goodkin & Co., P.C.

Lipsky Goodkin & Co., P.C.

New York, NY

February 13, 2015

PENTALPHA
Capital, LLC

January 28, 2015

To the best of our knowledge and belief, Pentalpha Capital LLC. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii) of that Rule. Pentalpha Capital LLC has met the identified exemption provisions in paragraph (k) of Rule 15c3-3 throughout the year ending December 31, 2014, with no exceptions.

James Callahan
Managing Member
Pentalpha Capital, LLC

Two Greenwich Office Park, Greenwich, CT 06831 Telephone: (203) 660-6100 Fax: (203) 629-8907